SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 • FACSIMILE: +1.650.739.3900

October 13, 2021

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Office of Energy & Transportation

Ethan Horowitz – Branch Chief

Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020 Filed April 27, 2021

File No. 00 1-14362

Dear Mr. Horowitz and Ms. O’Brien:

I am writing on behalf of Guangshen Railway Company Limited, a foreign private issuer (the “Company”). I hereby acknowledge receipt of the letter dated September 30, 2021 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the filing referenced above. Per the Comment Letter, the Commission requests that the Company respond to the Staff’s comments within ten (10) business days of receiving the Comment Letter or advise the Staff when the Company will respond.

As discussed with Mr. Ethan Horowitz, in light of the recent Chinese holiday, the Company requests a 10-business day extension to its time to respond to the Staff’s Comment Letter. The Company will respond no later than October 29, 2021.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLASDETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE• MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK• PARIS • PERTH • PITTSBURGH• RIYADH• SAN DIEGO • SAN FRANCISCO • SÃO PAULO• SHANGHAI • SILICON VALLEY SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

United States Securities and Exchange Commission

Division of Corporation Finance

October 13, 2021

If you have any questions regarding this matter, please do not hesitate to contact me at (650) 687-4190 (office) or by email at aseem@jonesday.com.

Very truly yours,

/s/ Alan Seem

Alan Seem

Cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiangdong, Company Secretary, Guangshen Railway Company Limited